[JONES WALKER LLP LETTERHEAD]
J. Andrew Gipson Direct Dial: 601-949-4789 Direct Fax: 601-949-8658 agipson@joneswalker.com

June 17, 2013

Via email: lind@sec.gov

Mark Webb, Esq.
David Lin, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc.; Registration Statement on Form S-3
Filed May 29, 2013; File No. 333-188922

Dear Mr. Webb:

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 of The First Bancshares, Inc. (the “Company”) is being filed today through the EDGAR filing system. Pre-Effective Amendment No. 1 is submitted in response to the SEC's comment letter dated June 4, 2013.  For your convenience, enclosed are two marked copies of Amendment No. 1 to the Registration Statement on Form S-3.

The Company's responses below are keyed to the Comment Letter.

Registration Statement on Form S-3

Selling Securityholders, page 10

1.           In response to your comments, for all Selling Securityholders that are legal entities, the Company has identified the natrual person or persons exercising sole or shared voting and/or dispositive powers.

Plan of Distribution, page 12

2.           In response to your comments, the Company has revised the disclosure under Plan of Distribution to clarify the Selling Securitholders are not broker-dealers and has also included footnote 13 to the Selling Securityholder table to indicate whether a listed Selling Securityholder may be deemed an affiliate of a registered broker-dealer and, in such cases, to indicate that the securities were acquired in the ordinary course of business.

Incorporation of Information by Reference, page 14

3.           In response to your comments, the Company has filed a Current Report on Form 8-K to update the description of the Company’s Common Stock, and the Registration Statement has been revised to incorporate the filing by reference.

Exhibits

4.           The exhibits have been filed separately via EDGAR as per your comments.

5.           A conformed signature page has been included as per your comments.

Pursuant to your comment letter, the Company will be filing a separate written request for acceleration of effective date and statement in responding to your comments.  Please contact me if you have questions or need additional information.

Sincerely,

/s/ J. Andrew Gipson

J. Andrew Gipson